SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 07 May 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐             Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

Material Change Report—CHALCO

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Ivanhoe Mines Ltd. (the “Company”)

Suite 654, 999 Canada Place

Vancouver, British Columbia

V6E 3E1

2.	DATE OF MATERIAL CHANGE

April 1, 2012

3.	NEWS RELEASE

The news release was issued on April 1, 2012 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

4.	SUMMARY OF MATERIAL CHANGE

The Company has entered into a lock-up agreement (the “Lock-up Agreement”) with Aluminum Corporation of China Ltd. (“CHALCO”) in connection with a proportional takeover bid (the “Takeover Bid”) that CHALCO proposes to make for up to 60%, but not less than 56%, of the common shares of SouthGobi Resources Ltd. (“SGQ”) at Cdn.$8.48 per share. The Lock-up Agreement provides for a “hard” lock-up covenant by the Company pursuant to which the Company must tender all of its SGQ common shares to the Takeover Bid, is precluded from tendering or voting any of its SGQ common shares to, or in favour of, any other acquisition proposal relating to SGQ and must vote against other acquisition proposals or actions which might prevent, delay or interfere with the successful completion of the Takeover Bid.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Company has entered into the Lock-up Agreement with CHALCO in connection with the Takeover Bid that CHALCO proposes to make for up to 60%, but not less than 56%, of the common shares of SGQ at Cdn.$8.48 per share. The Lock-up Agreement provides for a “hard” lock-up covenant by the Company pursuant to which the Company must tender all of its SGQ common shares to the Takeover Bid, is precluded from tendering or voting any of its SGQ common shares to, or in favour of, any other acquisition proposal relating to SGQ and must vote against other acquisition proposals or actions which might prevent, delay or interfere with the successful completion of the Takeover Bid.

The Company currently owns 104,807,155 common shares of SGQ, representing approximately 57.6% of SGQ’s issued and outstanding common shares. Depending upon the number of common shares tendered to the Takeover Bid by other SGQ shareholders, the Company could receive up to approximately Cdn.$889 million (U.S.$898 million) from the sale of all of its SGQ common shares. A sale of 60% of its current holding would generate proceeds of approximately Cdn.$533 million (U.S.$538 million). The offer price under the proposed Takeover Bid represented, as of April 1, 2012, a 28% premium over the March 30, 2012 closing price on the Toronto Stock Exchange of Cdn.$6.62, and a 32% premium over the volume-weighted average price of Cdn.$6.41 during the 10 trading days preceding April 1, 2012 on the Toronto Stock Exchange.

The Takeover Bid will be made by way of a takeover-bid circular and will be made to all SGQ shareholders. If individual shareholders elect to tender more than 60% of their common shares of SGQ to the Takeover Bid – and if CHALCO receives less than 60% of outstanding common shares of SGQ as a result of the Takeover Bid – a proportional amount of common shares will be taken up, on a pro rata basis, from each shareholder who has elected to tender those additional common shares.

The Company has been advised that SGQ has not, to date, received any formal documentation relating to the proposed Takeover Bid and that SGQ’s board of directors has established a special committee comprised of independent directors to consider the Takeover Bid, when received.

The Takeover Bid by CHALCO is subject to all statutory and regulatory approvals, including Investment Canada Act and Competition Act approvals, as well as Chinese regulatory approvals and CHALCO shareholder approval. CHALCO’s obligation to make the Takeover Bid, and the Company’s obligation to tender all of its SGQ common shares to the Takeover Bid, is subject to China Investment Corporation, SGQ’s second largest shareholder, confirming that it does not intend to exercise its right of first offer to purchase the Company's SGQ shares. Subject to the fulfillment of all conditions precedent in the Lock-up Agreement to the making of the Takeover Bid, CHALCO has agreed to mail the takeover bid circular in respect of the Takeover Bid by no later than July 5, 2012.

The Company plans to use the proceeds from the sale of its SGQ common shares primarily to fund the continued development of its Oyu Tolgoi copper, gold and silver project in southern Mongolia.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Beverly Bartlett

Vice-President and Corporate Secretary

Suite 654, 999 Canada Place

Vancouver, British Columbia

V6E 3E1

Telephone: 1 (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 11th day of April 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 07 May 2012	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President &
Corporate Secretary